Exhibit 99.1

Phoenix New Media Receives Notice Regarding NYSE Continued Listing Standard

BEIJING, China, January 15, 2022 – Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated January 5, 2022, notifying the Company that it is not in compliance with the NYSE’s price criteria for continued listing standard because, as of January 4, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period. This press release is issued within the 30-day period following receipt of such notice as required under the NYSE rules.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 closing share price on the last trading day of the Cure Period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options. As required by the NYSE rules, the Company expects to notify the NYSE of its intent to cure its ADSs’ price deficiency within the applicable time period required by the NYSE. During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to its compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The NYSE notification does not affect the Company’s business operations, its Securities and Exchange Commission reporting requirements, credit agreements or other contractual obligations.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media's strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media's beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company's reliance on online and mobile advertising for a majority of its total revenues; the Company's expectations regarding demand for and market acceptance of its services; the Company's expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; the Company's plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company's business in particular. Further information regarding these and other risks is included in the Company's filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, LLC

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com